SEC 05038544 MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Main Street Securities, L L C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 Main Street
(No. and Street)

Hays	KS	67601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger D. Harman (785) 628-8238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brungardt Hower Ward Elliott & Pfeifer,LC
(Name – *if individual, state last, first, middle name*)

P.O. Box 40	Hays	KS	67601
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 1 8 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING MAR 0 1 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bobb A. Meckenstock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Main Street Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - State of Kansas
KATHRYN E. HAMEL
My Appt. Expires 3/19/07

Signature

Member
Title

Kathryn E. Hamel
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

MAIN STREET SECURITIES, LLC

DECEMBER 31, 2004

Brungardt Hower
Ward Elliott & Pfeifer L.C.

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040
Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Members
Main Street Securities, LLC

We have audited the accompanying statement of financial condition of Main Street Securities, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Main Street Securities, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 21, 2005

FINANCIAL STATEMENTS

Main Street Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$101,927
Cash segregated under regulation	1,731
Commissions receivable	569,838
Securities owned:	
Available for sale, at fair value	51,810
Not readily marketable, at cost	3,300
Office equipment and software, at cost, less accumulated depreciation and amortization of $8,334	19,719
Prepaid expenses and other	31,553
	$779,878

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 4,107
Commissions payable	567,507
	571,614
Subordinated borrowings	20,000
Commitments and contingencies	-
Members' equity	188,264
	$779,878

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF INCOME

For the year ended December 31, 2004

Revenues:	
Commissions	$ 8,882,904
Other	34,063
	8,916,967
Expenses:	
Commission expense	8,001,195
Office management and personnel	413,900
Insurance and bonds	30,447
Advertising and promotion	64,140
Occupancy	43,187
Licenses and fees	38,395
Leased equipment	24,806
Telephone	16,687
Legal and accounting	13,049
Data processing	27,105
Postage	15,782
Travel	14,139
Office supplies	11,412
Subscriptions and dues	7,074
Depreciation and amortization	6,232
Meetings and education	13,864
Meals and entertainment	4,644
Interest expense	1,200
Donations	6,030
Other expenses	6,334
Loss on disposal of assets	6,389
	8,766,011
Net income	$ 150,956

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2004

	Bobb Meckenstock	David Meckenstock	Accumulated other comprehensive loss	Total members' equity
Members' equity at January 1, 2004	$ 19,074	$ 18,325	$ (177)	$ 37,222
Capital contributions	714	686	-	1,400
Comprehensive income (loss):				
Net income	76,987	73,969	-	150,956
Unrealized securities losses arising during the period	-	-	(1,491)	(1,491)
Reclassification adjustment for sale of securities realized in net income	-	-	177	177
Total comprehensive income				149,642
Members' equity at December 31, 2004	$ 96,775	$ 92,980	$ (1,491)	$ 188,264

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the year ended December 31, 2004

Subordinated borrowings at January 1, 2004	$20,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2004	$20,000

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

Cash flows from operating activities		
Net income		$150,956
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	$ 6,232	
Gain on sale of securities	(1,089)	
Loss on disposal of assets	6,389	
Change in assets and liabilities		
Increase in cash segregated under regulation	(1,165)	
Increase in commissions receivable	(402,315)	
Increase in prepaid expenses and other	(10,950)	
Increase in accounts payable and accrued expenses	834	
Increase in commissions payable	416,562	14,498
Net cash provided by operating activities		165,454
Cash flows from investing activities		
Purchases of equipment and software	(18,077)	
Proceeds from sales of securities	53,086	
Purchases of securities	(103,120)	
Net cash used in investing activities		(68,111)
Cash flows from financing activities		
Capital contributions from members	1,400	
Net cash provided by financing activities		1,400
Net increase in cash		98,743
Cash at beginning of the year		3,184
Cash at end of the year		$101,927
Cash paid during the year for interest		$ 2,700

The accompanying notes are an integral part of this financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization and nature of operations

Main Street Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kansas limited liability company organized on January 21, 1999, and shall endure for thirty years from date of organization unless extended under terms of the articles of organization.

The Company operates as an introducing broker, clearing all transactions on a fully-disclosed basis through a secondary clearing agreement with another broker-dealer. The Company does not hold funds or securities for customers.

2. Commissions receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Equipment and software

Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, which range from five to seven years, using the straight-line method.

Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of equipment and software are included in earnings.

4. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

5. Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership of the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

6. Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from non-owner sources, and excludes investments by and distributions to owners. Comprehensive income includes net income and other items of comprehensive income meeting the above criteria. The Company's only component of other comprehensive income is the unrealized holding gain on securities available for sale, which is reported in the statement of changes in members' equity.

7. Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business to be cash equivalents.

8. Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER REGULATION

Cash is held in a centralized registration depository with the National Association of Securities Dealers, Inc. and used solely for registration transactions.

NOTE C - SECURITIES

Securities available for sale consist of equity and taxable fixed income securities carried at fair value of $51,810. The cost basis of the securities is $53,301 with the unrealized losses of $1,491 included in accumulated other comprehensive loss. Gains and losses on the sale of securities are determined using the specific identification method.

Securities not readily marketable consist of 300 shares of The Nasdaq Stock Market, Inc. stock, carried at cost.

NOTE D - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2004 consist of the following:

6% subordinated loan, due October 31, 2006	$ 9,800
6% subordinated loan, due October 31, 2006	10,200
	$20,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, and until written approval is granted by NASD Regulation, Inc., they may not be repaid.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In providing cash management services to the Company, its primary bank employs a sweep account in which excess cash is invested in a money market mutual fund on a daily basis. The shares of the fund are not deposits of or guaranteed by the bank, and they are not insured by the Federal Deposit Insurance Corporation. The balance of the mutual fund account was $126,384 at December 31, 2004.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $130,083, which was $91,975 in excess of its required net capital of $38,108. The Company's net capital ratio was 4.39 to 1.

NOTE G - RELATED PARTIES

The Company shares office space and equipment with related companies under an agreement whereby the Company reimburses substantially all overhead expenses. In 2004, the Company paid approximately $414,000 for such expenses. The Company also paid office rent to its members, in the amount of $24,000, which is included in occupancy expense.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation arising in the normal course of business. After consulting with legal counsel, it is management's opinion that no claims will result in material adverse effect to the Company's financial position or results of operations.

SUPPLEMENTARY INFORMATION

Brungardt Hower
Ward Elliott & Pfeifer L.C.

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040
Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Members
Main Street Securities, LLC

We have audited the accompanying financial statements of Main Street Securities, LLC as of and for the period ended December 31, 2004, and have issued our report thereon dated January 21, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 21, 2005

Main Street Securities, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net capital		
Total members' equity		$188,264
Add:		
Subordinated borrowings allowable in computation of net capital		20,000
Total capital and allowable subordinated borrowings		208,264
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under regulation	$ 1,731	
Commissions receivable greater than 30 days, net	19,066	
Equipment and software, net	19,719	
Prepaid expenses	31,553	
The NASDAQ Stock Market, Inc. stock	3,300	75,369
Net capital before haircuts on securities positions (tentative net capital)		132,895
Haircuts on securities		2,812
Net capital		$130,083
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 4,107
Commissions payable		567,507
Total aggregate indebtedness		$571,614
Minimum net capital required		$ 38,108
Excess net capital at 1500 percent		$ 91,975
Excess net capital at 1000 percent		$ 72,922
Ratio: Aggregate indebtedness to net capital		4.39 to 1

No reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2004 is required as the amounts are the same.

Exemption from Rule 15c3-3 is claimed based upon section (k)(2)(B) - all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Broker-dealer	Nations Financial Group, Inc.
Clearing firm	RBC Dain Correspondent Services

Brungardt Hower
Ward Elliott & Pfeifer L.C.

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Members
Main Street Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Main Street Securities, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 21, 2005